November 8, 2024

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by the entities listed in Appendix A (the “Registrants”); SEC Accession No. 0001193125-24-215767

Ladies and Gentlemen:

The Registrants each filed a Form 40-APP for the purpose of requesting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

The Form 40-APP was filed and accepted on September 9, 2024. It was mistakenly filed as both an IA and IC filing which generated each of the two File Nos. presented in Appendix A for each entity. Upon review the SEC Staff asked that each entity withdraw the filing and re-file the Form 40-APP under only an 812 File Number. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001193125-24-215767 be withdrawn as it applies to each entity.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Edward Baer at 415-315-6328.

Sincerely,

/s/ Diana Gonzalez, on behalf of the entities in Table 1; and

/s/ Derek Ciernia, on behalf of the entities in Table 2

Copy to:	Briton Ryan

Edward Baer

Andrew G. Lawson

Appendix A

Table 1

Table 1
Entity	812 Filing Number	803 Filing Number
Nushares ETF Trust	812-15625	803-00271
Nuveen Fund Advisors, LLC	812-15625-03	803-00271-03
Teachers Advisors, LLC	812-15625-15	803-00271-15
Nuveen Asset Management, LLC	812-15625-02	803-00271-02
Nuveen Municipal Trust	812-15625-09	803-00271-09
Nuveen Multistate Trust I	812-15625-08	803-00271-08
Nuveen Multistate Trust II	812-15625-07	803-00271-07
Nuveen Multistate Trust III	812-15625-06	803-00271-06
Nuveen Multistate Trust IV	812-15625-05	803-00271-05
Nuveen Investment Trust	812-15625-14	803-00271-14
Nuveen Investment Trust II	812-15625-12	803-00271-12
Nuveen Investment Trust III	812-15625-11	803-00271-11
Nuveen Investment Trust V	812-15625-10	803-00271-10
TIAA-CREF Funds	812-15625-04	803-00271-04
Nuveen Investment Funds Inc	812-15625-13	803-00271-13

Table 2

Table 2
Entity	812 Filing Number	803 Filing Number
Winslow Capital Management, LLC	812-15625-01	803-00271-01